Exhibit 99.1

RISK FACTORS

An investment in our securities involves significant risks. Before tendering any Warrants for exchange pursuant to the Offer, you should carefully consider and evaluate all of the information included in this Prospectus/Offer to Exchange or any applicable prospectus supplement, including the risk factors set forth below. Our business, financial position, results of operations or liquidity could be adversely affected by any of these risks. The risks and uncertainties we describe are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business or operations. Any adverse effect on our business, financial position, results of operations or liquidity could result in a decline in the value of our common stock and other securities and the loss of all or part of your investment.

Risks Relating to Our Business

Our business largely depends on the levels of exploration and development activity in the oil and natural gas industry, a historically cyclical industry. A decrease in this activity caused by low oil and gas prices, reduced demand or other factors will have an adverse effect on our business, liquidity and results of operations.

Demand for our services depends upon the level of spending by oil and natural gas companies for exploration, production, development and field management activities, which depend, in part, on oil and natural gas prices. The markets for oil and natural gas have historically been volatile and are likely to continue to be so in the future. In addition to the market prices of oil and natural gas, our customers’ willingness to explore, develop and produce depends largely upon prevailing industry conditions that are influenced by numerous factors over which our management has no control. A decline in oil and natural gas exploration activities and commodity prices may adversely affect the demand for our services and our results of operations.

Factors affecting the prices of oil and natural gas and our customers’ desire to explore, develop and produce include:

•	the level of supply and demand for oil and natural gas;

•	expectations about future prices for oil and natural gas;

•	the worldwide political, military and economic conditions;

•	the ability of the Organization of Petroleum Exporting Countries to set and maintain production levels and prices for oil;

•	the rate of discovery of new oil and gas reserves and the decline of existing oil and gas reserves;

•	the cost of exploring for, developing and producing oil and natural gas;

•	the ability of exploration and production companies to generate funds or otherwise obtain capital for exploration, development and production operations;

•	technological advances affecting energy exploration, production and consumption;

•	government policies, including environmental regulations and tax policies, regarding the exploration for, production and development of oil and natural gas reserves, the use of fossil fuels and alternative energy sources and climate change; and

•	weather conditions, including large-scale weather events such as hurricanes that affect oil and gas operations over a wide area or affect prices.

We cannot assure you that the exploration and development activities by our customers will be maintained at current levels. Any significant decline in exploration or production-related spending by our customers, whether due to a decrease in the market prices for oil and natural gas or otherwise, would have a material adverse effect on our results of operations. Additionally, increases in oil and gas prices may not increase demand for our products and services or otherwise have a positive effect on our results of operations or financial condition.

Our revenues are subject to fluctuations that are beyond our control, which could adversely affect our results of operations in any financial period.

Our operating results may vary in material respects from quarter to quarter. Factors that cause variations include the timing of the receipt and commencement of contracts for seismic data acquisition, processing or interpretation and customers’ budgetary cycles, all of which are beyond our control. In addition, in any given period, we could have idle crews which result in a significant portion of our revenues, cash flows and earnings coming from a relatively small number of crews. Lower crew utilization rates can be caused by land access permit and weather delays, seasonal factors such as holiday schedules, shorter winter days or agricultural or hunting seasons, and crew repositioning and crew utilization and productivity. Additionally, due to location, service line or particular project, some of our individual crews may achieve results that are a significant percentage of our consolidated operating results. Should any of our crews experience changes in timing or delays due to one or more of these factors, our financial results could be subject to significant variations from period to period. Combined with our fixed costs, these revenue fluctuations could also produce unexpected adverse results of operations in any fiscal period.

Revenues derived from our projects may not be sufficient to cover our costs of completing those projects or may not result in the profit we anticipated when we entered into the contract.

Our revenue is determined, in part, by the prices we receive for our services, the productivity of our crews and the accuracy of our cost estimates. The productivity of our crews is partly a function of external factors, such as weather and third party delays, over which we have no control. In addition, cost estimates for our projects may be inadequate due to unknown factors associated with the work to be performed and market conditions, resulting in cost over-runs. If our crews encounter operational difficulties or delays, or if we have not correctly priced our services, our results of operation may vary and, in some cases, may be adversely affected.

Our projects are performed on both a turnkey basis where a defined amount and scope of work is provided by us for a fixed price and additional work, which is subject to customer approval, is billed separately, and on a term basis where work is provided by us for a fixed hourly, daily or monthly fee. Our current projects are operated under a close to even mix of turnkey agreement and term agreements but the relative percentages can vary widely from time to time. The revenue, cost and gross profit realized on a turnkey contract can vary from our estimated amount because of changes in job conditions, variations in labor and equipment productivity from the original estimates, and the performance of subcontractors. In addition, if conditions exist on a particular project that were not anticipated in the customer contract such as excessive weather delays, community issues or governmental issues, then the revenue timing and amount from a project can be affected substantially. Turnkey contracts may also cause us to bear substantially all of the risks of business interruption caused by weather delays and other hazards. Those variations, delays and risks inherent in billing customers at a fixed price may result in us experiencing reduced profitability or losses on projects.

The high fixed costs of our operations could result in operating losses.

We are subject to high fixed costs, which primarily consist of depreciation and maintenance expenses associated with our equipment, certain crew costs and interest expense under our $80 million senior Credit Agreement (the “2012 Credit Agreement”). Extended periods of significant downtime or low productivity caused by reduced demand, weather interruptions, equipment failures, permit delays or other causes could negatively affect our results and have a material adverse effect on our financial condition and results of operations because we will not be able to reduce our fixed costs as fast as revenues decline.

Our results of operations could be adversely affected by asset impairments.

We periodically review our portfolio of equipment for impairment. A prolonged downturn could affect the carrying value of our goodwill and require us to recognize a loss. We may be required to write down the value of our equipment if the present value of future cash flows anticipated to be generated from the related equipment falls below net book value. A decline in oil and natural gas prices, if sustained, can result in future impairments. Because the impairment of long-lived assets or goodwill would be recorded as an operating expense, such a write-down would negatively affect our net income and may result in a breach of certain of our financial covenants under our 2012 Credit Agreement, including our minimum net worth requirement.

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Our working capital needs are difficult to forecast and may vary significantly, which could require us to seek additional financing that we may not be able to obtain on satisfactory terms, or at all.

Our working capital needs are difficult to predict with certainty. Our available cash varies in material respects as a result of, among other things, the timing of our projects, our customers’ budgetary cycles and our receipt of payment. Our working capital requirements continue to increase, primarily due to the expansion of our infrastructure in response to our continued growth and expansion of operations and the need to keep pace with technological advances. In order to remain competitive, we must continue to invest additional capital to maintain, upgrade and expand our seismic data acquisition capabilities. We therefore may be subject to significant and rapid increases in our working capital needs that could require us to seek additional financing sources. Restrictions in our debt agreements may impair our ability to obtain other sources of financing, and access to additional sources of financing may not be available on terms acceptable to us, or at all.

Our operations are subject to weather and seasonality, which may affect our ability to timely complete projects.

Our seismic data acquisition services are performed outdoors and are therefore subject to weather and seasonality. In Canada and Alaska, the primary season for seismic data acquisition is during the winter, from December to April, as many areas are only accessible when the ground is frozen. The weather conditions during this time of year can affect the timing and efficiency of operations. In addition, this prime season can be shortened by warmer weather conditions.

In South America and Southeast Asia, our operations are affected by the periods of heavy rain in the areas where seismic operations are conducted. Many of the heavy rain periods in South America, though, are during the high season for Canada and Alaska so there are opportunities to maximize the utilization of equipment and personnel by moving them between these regions to take advantage of the different high seasons.

In all areas in which we operate, the weather is an uncontrollable factor that affects our operations at various times of the year. We try to minimize these risks during the bidding process by utilizing the expertise of our personnel as to the weather in a particular area and through the negotiation of downtime clauses in our contracts with our customers. Due to the unpredictability of weather conditions, there may be times when adverse conditions may cause our operations to be delayed and result in additional costs and may negatively affect our results of operations.

Our operations are subject to delays related to obtaining government permits and land access rights from third parties which could result in delays affecting our results of operations.

Our seismic data acquisition operations could be adversely affected by our inability to obtain timely right of way usage from both public and private land and/or mineral owners. We cannot begin surveys on property without obtaining any required permits from governmental entities as well as the permission of the private landowners who own the land being surveyed. In recent years, it has become more difficult, costly and time-consuming to obtain access rights of way as drilling activities have expanded into more populated areas. Additionally, while landowners generally are cooperative in granting access rights, some have become more resistant to seismic and drilling activities occurring on their property. In addition, governmental entities do not always grant permits within the time periods expected. Delays associated with obtaining such rights of way may negatively affect our results of operations.

Our backlog can vary significantly from time to time and our backlog estimates are based on certain assumptions and are subject to unexpected adjustments and cancellations and thus may not be timely converted to revenues in any particular fiscal period, if at all, or be indicative of our actual operating results for any future period.

Our backlog estimates represent those seismic data acquisition projects for which a customer has executed a contract and has a scheduled start date for the project. Our backlog can vary significantly from time to time, particularly if the backlog is made up of multi-year contracts with some of our more significant customers. Backlog estimates are based on a number of assumptions and estimates including assumptions related to foreign exchange rates and proportionate performance of contracts. The realization of our backlog estimates is further affected by our performance under term rate contracts, as the early or late completion of a project under term rate contracts will generally result in decreased or increased, as the case may be, revenues derived from those projects. Contracts for services are also occasionally modified by mutual consent and often can be terminated for convenience by the customer. Because of potential changes in the scope or schedule of our customers’ projects, and the possibility of early termination of customer contracts, we cannot predict with certainty when or if our backlog will be realized. Material delays, payment defaults or cancellations on the underlying contracts could reduce the amount of backlog currently reported and, consequently, could inhibit the conversion of that backlog into revenues.

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We face intense competition in our business that could result in downward pricing pressure and the loss of market share.

Competition among seismic contractors historically has been, and likely will continue to be, intense. Competitive factors have in recent years included price, crew experience, equipment availability, technological expertise and reputation for quality and dependability. We also face increasing competition from nationally owned companies in various international jurisdictions that operate under less significant financial constraints than those we experience. Many of our competitors have greater financial and other resources, more customers, greater market recognition and more established relationships and alliances in the industry than we do. They and other competitors may be better positioned to withstand and adjust more quickly to volatile market conditions, such as fluctuations in oil and natural gas prices and production levels, as well as changes in government regulations. Additionally, the seismic data acquisition business is extremely price competitive and has a history of protracted periods of months or years where seismic contractors under financial duress bid jobs at unattractive pricing levels and therefore adversely affect industry pricing. Competition from those and other competitors could result in downward pricing pressure, which could adversely affect our margins, and could result in the loss of market share.

Currently, we do not maintain a seismic data library, which may affect our ability to effectively compete.

Our customers own the data and processing products we deliver, and currently, we do not maintain a seismic data library. If our customers significantly increase their preference toward licensing seismic data from multi-customer data libraries, it may affect the degree to which they request our services and our ability to compete.

Capital requirements for the technology we use are significant. If we are unable to finance these requirements, we may not be able to maintain our competitive advantage.

Seismic data acquisition technologies historically have steadily improved and progressed, and we expect this trend to continue. Manufacturers of seismic equipment may develop new systems that have competitive advantages relative to systems now in use that either render the equipment we currently use obsolete or require us to make substantial capital expenditures to maintain our competitive position. In order to remain competitive, we must continue to invest additional capital to maintain, upgrade and expand our seismic data acquisition capabilities.

Our capital requirements, which are primarily the cost of equipment, are significant. We attempt to minimize our capital expenditures by restricting our purchase of equipment to equipment that we believe will remain highly utilized, and we strategically rent equipment utilizing the most current technology to cover peak periods in equipment demands. We may not be able to finance all of our capital requirements, however, when and if needed, to acquire new equipment. If we are unable to do so, it may have a material negative impact on our operations and financial condition.

We are dependent upon a small number of significant customers.

We derive a significant amount of our revenues from a small number of oil and gas exploration and development companies. During the year ended December 31, 2012, three customers (YPFB Chaco, Subandean and Apache Corporation) aggregated 56% of our consolidated revenue for the period. During the year ended December 31, 2011, three customers (Apache Corporation, Talisman and Pluspetrol) aggregated 68% of our consolidated revenue for the period. During the year ended December 31, 2010, three customers (Talisman, Pacific Stratus and Conoco/Burlington Peru) aggregated 75% of our consolidated revenue for the period. While our revenues are derived from a concentrated customer base, our significant customers may vary between years. One customer (Apache Corporation) represented 33% and 19% of our consolidated revenues for the years ended December 31, 2012 and 2011, respectively. Our contract with this customer, as with certain of our other contracts, may be terminated by the customer at any time for convenience. If this customer, or any of our other significant customers, were to terminate their contracts with us or fail to contract for our services in the future because they are acquired, alter their exploration or development strategy, experience financial difficulties or for any other reason, our business, financial condition and results of operations could be materially and adversely affected.

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We bear the risk, if any, if our customers become insolvent and fail to pay amounts owed to us.

Although we perform ongoing credit evaluations of our customers’ financial conditions, we generally require no collateral from our customers. It is possible that one or more of our customers will become financially distressed, which could cause them to default on their obligations to us and could reduce their future need for seismic services provided by us. Our concentration of customers may also increase our overall exposure to those credit risks. In addition, from time to time, we experience contractual disputes with our customers regarding the payment of invoices or other matters. While we seek to minimize those disputes and maintain good relations with our customers, we have experienced in the past, and may experience in the future, disputes that could negatively affect our relationship with customers. Our inability to collect our accounts receivable, whether due to customer financial difficulties or disputes, could have a materially adverse effect on our results of operations.

We have supply arrangements with a limited number of key suppliers, the loss of any one of which could have a material adverse effect on our financial condition and results of operations.

Historically, we have purchased or rented substantially all of our seismic data acquisition equipment from a limited number of key suppliers. If any of our key suppliers discontinues operations or otherwise refuses to honor its supply arrangements with us, we may be required to enter into agreements with alternative suppliers on terms less favorable to us, which could result in increased production costs and longer delivery lead times.

Some of our suppliers may also be our competitors. If competitive pressures were to become such that our suppliers would no longer sell to us, we would not be able to easily replace the technology with equipment that communicates effectively with our existing technology, thereby impairing our ability to conduct our business.

Our industry has periodically experienced shortages in the availability of equipment. Any difficulty we experience replacing or adding equipment could adversely affect our business.

If the demand for seismic services increases, we may not be able to acquire equipment to replace our existing equipment or add additional equipment. From time to time, the high demand for seismic services has decreased the availability of geophysical equipment, resulting in extended delivery dates on orders of new equipment. If that were to recur, any delay in obtaining equipment could delay our implementation of additional or larger crews and restrict the productivity of our existing crews. A delay in obtaining equipment essential to our operations could have a material adverse effect on our ability to meet our customers’ needs and further grow our business.

We operate under hazardous conditions that subject us and our employees to risk of damage to property or personal injury and limitations on our insurance coverage may expose us to potentially significant liability costs.

Our activities are often conducted in dangerous environments and include hazardous conditions, including operation of heavy equipment, the detonation of explosives, and operations in remote areas of developing countries. Operating in such environments, and under such conditions, carries with it inherent risks, such as loss of human life or equipment, as well as the risk of downtime or reduced productivity resulting from equipment failures caused by an adverse operating environment. Those risks could cause us to experience injuries to our personnel, equipment losses, and interruptions in our business.

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Although we maintain what we believe is prudent insurance protection that is consistent with industry practice, our insurance contains certain coverage exclusions and policy limits. Moreover, we do not carry business interruption insurance for our operations. There can be no assurance that our insurance will be sufficient or adequate to cover all losses or liabilities or that insurance will continue to be available to us on acceptable terms, or at all. Further, we may experience difficulties in collecting from insurers as such insurers may deny all or a portion of our claims for insurance coverage. A successful claim for which we are not fully insured, or which is excluded from coverage or exceeds the policy limits of our applicable insurance, could have a material adverse effect on our financial condition.

We may be held liable for the actions of our subcontractors.

We often work as the general contractor on seismic data acquisition surveys and consequently engage a number of subcontractors to perform services and provide products. While we generally obtain contractual indemnification and insurance covering the acts of those subcontractors, and require the subcontractors to obtain insurance for our benefit, there can be no assurance we will not be held liable for the actions of those subcontractors. In addition, subcontractors may cause damage or injury to our personnel and property that is not fully covered by insurance or by claims against the subcontractors.

Our agreements with our customers may not adequately protect us from unforeseen events or address all issues that could arise with our customers. The occurrence of unforeseen events or disputes with customers not adequately addressed in the contracts could result in increased liability, costs and expenses for our projects.

We enter into master service agreements with many of our customers that allocate certain operational risks. Despite the inclusion of risk allocation provisions in our agreements, our operations may be affected by a number of events that are unforeseen or not within our control and our agreements may not adequately protect us from each possible event. If an event occurs which we have not contemplated or otherwise addressed in our agreement we, and not our customer, will likely bear the increased cost or liability. To the extent our agreements do not adequately address those and other issues, or we are not able to successfully resolve resulting disputes, we may incur increased liability, costs and expenses. This may have a material adverse effect on our results of operations.

We, along with our customers, are subject to compliance with governmental laws and regulations that may expose us to significant costs and liabilities and may adversely affect the demand for our services.

Our operations, and those of our customers, are subject to a variety of federal, provincial, state and local laws and regulations in the United States and foreign jurisdictions, including stringent laws and regulations relating to protection of the environment. Those laws and regulations may impose numerous obligations that are applicable to our operations including:

•	the acquisition of permits before commencing regulated activities; and

•	the limitation or prohibition of seismic activities in environmentally sensitive or protected areas such as wetlands or wilderness areas.

Numerous governmental authorities, such as the U.S. Environmental Protection Agency (the “EPA”) and analogous state agencies in the United States and governmental bodies with control over environmental matters in foreign jurisdictions, have the power to enforce compliance with those laws and regulations and any permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with those laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations and the issuance of injunctions limiting or preventing some or all of our operations.

We expend financial and managerial resources to comply with all the laws and regulations applicable to our operations. The fact that such laws or regulations change frequently makes it impossible for us to predict the cost or impact of such laws and regulations on our future operations. The adoption of laws and regulations that have the effect of reducing or curtailing exploration and production activities by energy companies could also adversely affect our results of operations by reducing the demand for our services.

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Our operations outside of the United States are subject to additional political, economic, and other uncertainties that could adversely affect our business, financial condition, results of operations, or cash flows, and our exposure to such risks will increase as we expand our international operations.

Our operations outside of North America accounted for approximately 53% of our revenues in 2012 and 71.5% of our revenues in the first half of 2013. Our international operations are subject to a number of risks inherent in any business operating in foreign countries, and especially those with emerging markets. As we continue to increase our presence in those countries, our operations will encounter the following risks, among others:

•	government instability, which can cause our potential customers to withdraw or delay investment in capital projects, thereby reducing or eliminating the viability of some markets for our services;

•	potential expropriation, seizure, nationalization or detention of assets;

•	risks relating to foreign currency, as described below;

•	import/export quotas;

•	civil uprisings, riots and war, which can make it unsafe to continue operations, adversely affect both budgets and schedules and expose us to losses;

•	availability of suitable personnel and equipment, which can be affected by government policy, or changes in policy, which limit the importation of qualified crew members or specialized equipment in areas where local resources are insufficient;

•	laws, regulations, decrees and court decisions under legal systems that are not always fully developed and that may be retroactively applied and cause us to incur unanticipated and/or unrecoverable costs, as well as delays which may result in real or opportunity costs; and

•	terrorist attacks, including kidnappings of our personnel.

If any of those or other similar events should occur, it could have a material adverse effect on our financial condition and results of operations.

We are subject to taxation in many foreign jurisdictions and the final determination of our tax liabilities involves the interpretation of the statutes and requirements of taxing authorities worldwide. Our tax returns are subject to routine examination by taxing authorities, and those examinations may result in assessments of additional taxes, penalties and/or interest.

Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We may not succeed in developing and implementing policies and strategies that are effective in each location where we do business, and we may experience project disruptions and losses, which could negatively affect our profitability.

Our results of operations can be significantly affected by foreign currency fluctuations and regulations.

A portion of our revenues is derived in the local currencies of the foreign jurisdictions in which we operate. Accordingly, we are subject to risks relating to fluctuations in currency exchange rates. In the future, and especially as we further expand our sales in international markets, our customers may increasingly make payments in non-U.S. currencies. Fluctuations in foreign currency exchange rates could affect our sales, cost of sales and operating margins. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency. Hedging foreign currencies can be difficult, especially if the currency is not actively traded. We cannot predict the effect of future exchange rate fluctuations on our operating results.

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In addition, we are subject to risks relating to governmental regulation of foreign currency, which may limit our ability to:

•	transfer funds from or convert currencies in certain countries;

•	repatriate foreign currency received in excess of local currency requirements; and

•	repatriate funds held by our foreign subsidiaries to the United States at favorable tax rates.

As we continue to increase our operations in foreign countries, there is an increased risk that foreign currency controls may create difficulty in repatriating profits from foreign countries in the form of taxes or other restrictions, which could restrict our cash flow.

Principally in the United States and to a lesser degree in other countries, current and future legislation or regulation relating to climate change or hydraulic fracturing could negatively affect the exploration and production of oil and gas and adversely affect demand for our services.

In response to concerns suggesting that emissions of certain gases, commonly referred to as “greenhouse gases” (“GHG”) (including carbon dioxide and methane), may be contributing to global climate change, legislative and regulatory measures to address the concerns are in various phases of discussion or implementation at the national and state levels. At least one-third of the states, either individually or through multi-state regional initiatives, have already taken legal measures intended to reduce GHG emissions, primarily through the planned development of GHG emission inventories and/or GHG cap and trade programs.

Although various climate change legislative measures have been under consideration by the U.S. Congress, it is not possible at this time to predict whether or when Congress may act on climate change legislation. The EPA has promulgated a series of rulemakings and taken other actions that the EPA states will result in the regulation of GHG as “air pollutants” under the existing federal Clean Air Act. Furthermore, in 2010, EPA regulations became effective that require monitoring and reporting of GHG emissions on an annual basis, including extensive GHG monitoring and reporting requirements. While this rule does not control GHG emission levels from any facilities, it will cause covered facilities to incur monitoring and reporting costs. Moreover, lawsuits have been filed seeking to require individual companies to reduce GHG emissions from their operations.

This increasing focus on global warming may result in new environmental laws or regulations that may negatively affect us, our suppliers and our customers. This could cause us to incur additional direct costs in complying with any new environmental regulations, as well as increased indirect costs resulting from our customers, suppliers or both incurring additional compliance costs that get passed on to us. Moreover, passage of climate change legislation or other legislative or regulatory initiatives that regulate or restrict emissions of GHG may curtail production and demand for fossil fuels such as oil and gas in areas where our customers operate and thus adversely affect future demand for our services. Reductions in our revenues or increases in our expenses as a result of climate control initiatives could have adverse effects on our business, financial position, results of operations and prospects.

Hydraulic fracturing is an important and commonly used process in the completion of oil and gas wells. Hydraulic fracturing involves the injection of water, sand and chemical additives under pressure into rock formations to stimulate gas production. Due to public concerns raised regarding potential impacts of hydraulic fracturing on groundwater quality, legislative and regulatory efforts at the federal level and in some states have been initiated to require or make more stringent the permitting, reporting and compliance requirements for hydraulic fracturing operations. These legislative and regulatory initiatives imposing additional reporting obligations on, or otherwise limiting, the hydraulic fracturing process could make it more difficult or costly to complete natural gas wells. Shale gas cannot be economically produced without extensive fracturing. In the event such initiatives are successful, demand for our seismic acquisition services may be adversely affected.

As a company subject to compliance with the Foreign Corrupt Practices Act (the “FCPA”), our business may suffer because our efforts to comply with U.S. laws could restrict our ability to do business in foreign markets relative to our competitors who are not subject to U.S. law. Any determination that we or our foreign agents have violated the FCPA may adversely affect our business and operations.

We operate in certain parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We may be subject to competitive disadvantages to the extent that our competitors are able to secure business, licenses or other preferential treatment by making payments to government officials and others in positions of influence or using other methods that U.S. law and regulations prohibit us from using.

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As a U.S. corporation, we are subject to the regulations imposed by the FCPA, which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. In particular, we may be held liable for actions taken by our strategic or local partners even though our partners are not subject to the FCPA. Any such violations could result in substantial civil and/or criminal penalties and might adversely affect our results of operations and our ability to continue to work in those countries.

We may be unable to attract and retain executive officers and skilled and technically knowledgeable employees, which could adversely affect our business.

Our continued success depends upon retaining and attracting executive officers and highly skilled employees. A number of our executive officers and employees possess many years of industry experience and are highly skilled, and members of our management team also have relationships with oil and gas companies and others in the industry that are integral to our ability to market and sell our services. Our inability to retain such individuals could adversely affect our ability to compete in the seismic service industry. We may face significant competition for such skilled personnel, particularly during periods of increased demand for seismic services. Although we utilize employment agreements, stock-based compensation and other incentives to retain certain of our key employees, there is no guarantee that we will be able to retain those personnel.

If we do not manage our recent growth and future expansion effectively, our results of operations could be adversely affected.

We have experienced significant growth to date. Our growth has placed, and is expected to continue to place, significant demands on our personnel, management, infrastructure and support mechanisms and other resources. We must continue to improve our operational, financial, management, legal compliance and information systems to keep pace with the growth of our business. We may also expand through the strategic acquisition of companies and assets. We must plan and manage any acquisitions effectively to achieve revenue growth and maintain profitability in our evolving market. If we fail to manage our growth effectively, our results of operations could be adversely affected.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Act and other applicable securities rules and regulations. Compliance with these rules and regulations will make some activities more difficult, time-consuming or costly, increase demand on our systems and resources and cause us to incur significant legal, accounting and other expenses that we did not incur as a private company.

The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the national securities exchanges, establish certain requirements for the corporate governance practices of public companies. For example, as a result of becoming a public company, we have additional board committees and are required to maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results.

In addition, pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of each fiscal year end. We have had material weaknesses in our internal control over financial reporting, as described below. Any inability on our part to assert that our internal control over financial reporting is effective could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline. Because we are a smaller reporting company, our independent auditor will not be required to issue an attestation report regarding our internal control over financial reporting in the annual reports that we file with the SEC on Form 10-K. We will remain a smaller reporting company as long as the market value of our securities held by non-affiliates is below $75 million.

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In addition to increased legal and financial compliance costs and required management attention, we also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating these rules, and though we cannot accurately predict the amount of additional costs we may incur, or the timing of such costs, we currently estimate that we will incur approximately $1 million of annual recurring general and administrative costs for public company costs.

Our substantial debt could adversely affect our liquidity and results of operations.

As of June 30, 2013, we had approximately $91.4 million of total indebtedness (comprised primarily of our $80 million 2012 Credit Agreement, which bears interest at a fixed rate of 13.5% per annum). We may not be able to generate sufficient cash to service our debt or sufficient earnings to cover fixed charges and fees in future years. If we increase our borrowings under the 2012 Credit Agreement or other new debt is added to our current debt levels, the related risks for us could intensify.

Our substantial debt could have important consequences. In particular, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund capital expenditures and other general corporate purposes;

•	limit, along with the financial and other restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds;

•	limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

•	increase our vulnerability to general adverse economic and industry conditions; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

Our debt agreements contain restrictive covenants that may limit our ability to respond to changes in market conditions or pursue business opportunities.

Our 2012 Credit Agreement contains restrictive covenants that limit our ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends;

•	repay subordinated debt prior to its maturity;

•	grant additional liens on our assets;

•	enter into transactions with our affiliates;

•	repurchase stock;

•	make certain investments or acquisitions of substantially all or a portion of another entity’s business assets;

•	undergo a change of control; and

•	merge with another entity or dispose of our assets.

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Complying with these covenants may have a material adverse effect on our financial condition.

If we are unable to comply with the restrictions and covenants in our debt agreements, there could be a default under the terms of such agreements, which could result in an acceleration of repayment. Failure to maintain existing financing or to secure new financing could have a material adverse effect on our liquidity and financial position.

If we are unable to comply with the restrictions and covenants in our 2012 Credit Agreement and other debt agreements, there could be a default under the terms of those agreements. In the event of a default under those agreements, lenders could terminate their commitments to lend or accelerate the loans and declare all amounts borrowed due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions, such as our 2012 Credit Agreement, may also be accelerated and become due and payable. If any of those events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, it might not be on terms that are favorable or acceptable to us. Additionally, we may not be able to amend our debt agreements or obtain needed waivers on satisfactory terms or without incurring substantial costs. Failure to maintain existing or secure new financing could have a material adverse effect on our liquidity and financial position.

If our lenders foreclose on their security interests in our assets, they will have the right to sell those assets in order to satisfy our obligations to them.

Our obligations under our 2012 Credit Agreement are secured by a lien on substantially all of our U.S. assets and certain of our foreign assets, including the equity interests in our material subsidiaries. In the event of foreclosure, liquidation, bankruptcy or other insolvency proceeding relating to us or to our subsidiaries that have guaranteed our debt, holders of our secured indebtedness and our other lenders will have prior claims on our assets. Those claims include the right to foreclose and take possession of our assets, including equipment that is necessary for the conduct of our operations, which would restrict our ability to continue to conduct business. There can be no assurance that we would receive any proceeds from a foreclosure sale of our assets that constitute collateral following the satisfaction of the secured lenders’ priority claims.

We have had material weaknesses in our internal control over financial reporting.

On June 24, 2013, we completed a business combination in which the entity formerly known as SAExploration Holdings, Inc. (“Former SAE”) merged with and into our wholly-owned subsidiary Trio Merger Sub, Inc. (“Merger Sub”), with Merger Sub surviving (the “Merger”). Former SAE was not a public reporting company and had limited accounting personnel and systems to adequately execute accounting process and limited other supervisory resources with which to address internal control over financial reporting, especially in our early years. As such, during an audit of our 2010 financials for purposes of preparing our financial statements for the Merger and becoming a public company, we identified past accounting errors, which resulted in the restatement of our previously issued financial statements for 2011 and 2010, as result of material internal control weaknesses. We and our independent registered public accounting firm identified a material weakness in internal control over financial reporting related to these items which required adjustment, specifically: (i) the accounting for revenue recognition, (ii) elimination of inter-company activity and accounting for transactions denominated in foreign currencies, and (iii) accounting for the presentation of income taxes. Similar material weaknesses were identified in 2011 and 2012 audits.

During the preparation of our financial statements as of and for the three and six months ended June 30, 2013, we identified misstatements relating to the overstatement of certain accruals for expenses as a result of errors in the accounting for liabilities relating Former SAE’s Papua New Guinea operations for the quarter ended March 31, 2013, which resulted in the restatement of our financial statements for that quarter. Because of the time involved in restating our first quarter financial statements, we were not able to timely file our Quarterly Report Form 10-Q for the quarter ended June 30, 2013. Our management has determined that a deficiency associated with the accounting for liabilities relating to our Papua New Guinea operations constituted a material weakness.

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During 2012 and 2013, we have taken and will take substantial steps in improving and fortifying our internal controls and filling out our accounting and financial staffing, including centralizing our accounting functions in Calgary and hiring a manager of internal audit. In addition, we have engaged a consultant to assist us in the evaluation and implementation of our internal control policies and procedures. These measures have all been taken to correct the material weaknesses identified by us or our independent public accounting firm. However, we cannot assure that there will not be other material weaknesses and significant deficiencies that we or our independent registered public accounting firm will identify. If additional material weaknesses in our internal controls are discovered in the future, they may adversely affect our ability to record, process, summarize and report financial information timely and accurately.

Risks Relating to Our Securities

Future resales of our common stock issued to the Former SAE common stockholders may cause the market price of our securities to drop significantly, even if our business is doing well.

In connection with the Merger, the Former SAE common stockholders, on a fully-diluted basis, received among other things, an aggregate of 6,448,443 shares (after rounding up for fractional shares) of our common stock and the right to receive up to 992,108 additional shares (after rounding up for fractional shares) of our common stock after the closing based on our achieving of specified earnings targets for the 2013 and/or 2014 fiscal years. Pursuant to the merger agreement governing the Merger, the Former SAE common stockholders may not sell any of the shares of our common stock that they received as a result of the Merger during the twelve month period after the closing date of the Merger, subject to certain exceptions, and the Former SAE stockholders have entered into lock-up agreements to such effect.

We entered into a registration rights agreement at the closing of the Merger with CLCH, LLC (“CLCH”), which became an “affiliate” of ours as a result of the issuance of shares of our common stock in the Merger. Under the registration rights agreement, CLCH is entitled to demand that we register the shares issued to it in the Merger under the Securities Act of 1933, as amended (the “Securities Act”). In addition, CLCH has certain “piggy-back” registration rights with respect to certain registration statements filed subsequent to consummation of the Merger. Furthermore, the Former SAE common stockholders, including CLCH and any other Former SAE common stockholder who may be deemed an “affiliate” of ours, may sell shares of our common stock pursuant to Rule 144 under the Securities Act, if available, rather than under a registration statement. In these cases, the resales must meet the criteria and conform to the requirements of that rule, including, because we were a shell company, waiting until one year after our filing with the SEC of the Current Report on Form 8-K containing Form 10 type information reflecting the Merger with SAE, which was filed on June 28, 2013. Notwithstanding such registration rights and the potential availability of Rule 144, CLCH is subject to the restrictions of a lock-up agreement, as described above, and may not sell its shares of common stock in a public market during the twelve month period after the closing date of the Merger.

Upon expiration of the applicable lock-up periods, and upon effectiveness of the registration statement we file pursuant to the registration rights agreement or upon satisfaction of the requirements of Rule 144 under the Securities Act, the Former SAE common stockholders may sell large amounts of our common stock in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in our stock price or putting significant downward pressure on the price of our stock.

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If our Initial Stockholders or the Former SAE warrant holders exercise their registration rights with respect to their securities, or if the holders of our Private Warrants and Convertible Debt Warrants resell the shares of common stock they receive in this Offer, it may have an adverse effect on the market price of our shares of common stock.

Our Initial Stockholders are entitled to make a demand that we register the resale of their Initial Shares at any time commencing three months prior to June 24, 2014, the date on which their shares may be released from the escrow described in the section of this Prospectus/Offer to Exchange entitled “The Offer—Transactions and Agreements Concerning Our Securities” beginning on page 32. The holders of the Private Warrants and the Convertible Debt Warrants who are not affiliates of ours (and who have not been affiliates of ours within three months preceding a proposed sale) may resell the shares they receive in this Offer without restriction under the Federal securities laws. In addition, the holders of the Private Warrants and Convertible Debt Warrants, including those who are affiliates of ours (or who have been affiliates of ours within three months preceding a proposed sale), are entitled to make a demand that we register the resale of the shares they receive in this Offer at any time. Furthermore, the holders of the Initial Shares, the Private Warrants and the Convertible Debt Warrants have certain “piggy-back” registration rights with respect to certain registration statements filed subsequent to the Merger. Holders of warrants issued by Former SAE also have “piggy-back” registration rights with respect to certain registration statements we file as to the shares of our common stock issuable in respect of such warrants. The presence of these additional shares of common stock trading in the public market may have an adverse effect on the market price of our securities.

Failure to maintain our Nasdaq listing could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our common stock is currently listed on the Nasdaq Global Market. We received a notification from Nasdaq that we were in violation of the Nasdaq Listing Rules as a result of the failure to timely file our Form 10-Q for the quarter ended June 30, 2013. We were able to cure the violation upon filing the Form 10-Q, however, if we fail to meet the continued listing requirements in the future, Nasdaq may delist our securities from trading on its exchange. If that were to occur, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	a limited amount of news and analyst coverage for our company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Three of our executive officers and directors beneficially own approximately 31% of our common stock and have voting control over approximately 51% of our common stock, which makes it possible for them to determine the outcome of all matters submitted to our stockholders for approval and exempts us from certain Nasdaq corporate governance requirements. This control may be alleged to conflict with our company’s interests and the interests of our other stockholders.

Three of our executive officers and directors, Jeff Hastings, Brian Beatty and Brent Whiteley, own approximately 31% of the outstanding shares of our common stock. On their own, with voting proxies that have been granted to them, Messrs. Hastings, Beatty and Whiteley currently have the power to vote approximately 51% of the outstanding shares of our common stock. These stockholders have the power to determine the outcome of all matters submitted to our stockholders for approval, including the election of our directors and other corporate actions. It is possible that the interests of Messrs. Hastings, Beatty and Whiteley may in some circumstances conflict with our interests and the interests of our other stockholders. In addition, such control could have the effect of discouraging others from attempting to purchase our company or take it over, and/or reducing the market price offered for our common stock in such an event.

In addition, because Messrs. Hastings, Beatty and Whiteley control more than 50% of the voting power of our common stock, we are a “controlled company” for purposes of the Nasdaq listing requirements. As such, we are permitted to and have opted out of the Nasdaq listing requirements that would otherwise require our board to be comprised of a majority of independent directors; our board nominations to be selected, or recommended for the board’s selection, either by a nominating committee comprised entirely of independent directors or by a majority of independent directors; and us to maintain a compensation committee comprised entirely of independent directors. Accordingly, our other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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We are no longer eligible to register securities on Form S-3 which may adversely affect our ability to raise capital.

In connection with the preparation of our financial statements as of and for the three and six months ended June 30, 2013, we identified misstatements relating to the overstatement of certain accruals for expenses as a result of errors in the accounting for liabilities relating Former SAE’s Papua New Guinea operations for the quarter ended March 31, 2013, which resulted in the restatement of our financial statements for that quarter. Because of the time involved in restating our first quarter financial statements, we were not able to timely file our Quarterly Report Form 10-Q for the quarter ended June 30, 2013. Accordingly, we are no longer eligible to register securities on Form S-3 and will be unable to use short-form registration until we have timely filed all required reports under the Exchange Act for the 12 months before filing a registration statement. While we will still be able to use a long-form registration statement, this could increase our transaction costs and adversely impact our ability to raise capital in a timely manner.

Risks Relating to Our Warrants and the Offer to Exchange

Our Warrants are currently exercisable and may be exchanged for shares of our common stock pursuant to the Offer, either of which will increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

We have outstanding the Public Warrants to purchase an aggregate of 6,900,000 shares of common stock, and the Private Warrants to purchase an aggregate of 7,100,000 shares of common stock. We may also issue the Convertible Debt Warrants to purchase 1,000,000 shares of common stock upon conversion of the $500,000 Notes held by Eric S. Rosenfeld and David D. Sgro following the effectiveness of stockholder approval of such conversion on November 1, 2013. Holders of the Private Warrants have agreed to exchange their warrants for stock in this offer, and Messrs. Rosenfeld and Sgro intend to convert the Notes held into the Convertible Debt Warrants and exchange such warrants for stock in this Offer, which will result in the issuance of at least 810,000 shares of our common stock if the exchange is completed, even if no holders of Public Warrants participate in the Offer.

The exchange of the Warrants will result in the issuance of additional shares of our common stock, although there can be no assurance that warrant exchange will be completed or that all of the holders of the Warrants will elect to participate in the Offer. Any Warrants remaining outstanding after the exchange likely will be exercised only if the $12.00 per share exercise price is below the market price of our common stock. To the extent such Warrants are exercised, additional shares of our common stock will be issued. These issuances of common stock will result in dilution to our stockholders and increase the number of shares eligible for resale in the public market.

The liquidity of the Warrants that are not exchanged will be reduced.

The ability to sell unexchanged Warrants will become more limited and could cease to exist due to the reduction in the amount of the Warrants outstanding upon completion of the Offer. A more limited trading market might adversely affect the liquidity, market price and price volatility of unexchanged Warrants. In addition, there can be no assurance that market makers will continue to make a market in our unexchanged Warrants and, if they do not, then our Warrants may be removed from quotation on the Over-the-Counter Bulletin Board. As a result, investors in our Warrants may find it more difficult to dispose of or obtain accurate quotations as to the market value of our Warrants, and the ability of our stockholders to sell our Warrants in the secondary market may be materially limited. If there continues to be a market for our unexchanged Warrants, these securities may trade at a discount to the price at which the securities would trade if the number outstanding were not reduced, depending on the market for similar securities and other factors. However, there can be no assurance that an active market in the unexchanged Warrants will continue to be maintained or as to the prices at which the unexchanged Warrants may be traded.

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There is no guarantee that tendering your Warrants in the Offer will put you in a better future economic position.

We can give no assurance as to the market price of our common stock in the future. If you choose to tender some or all of your Warrants in the Offer, future events may cause an increase in the market price of our common stock and Warrants, which may result in a lower value realized by participating in the Offer than you might have realized if you did not exchange your Warrants. Similarly, if you do not tender your Warrants in the Offer, you will continue to bear the risk of ownership of your Warrants after the closing of the Offer, and there can be no assurance that you can sell your Warrants (or exercise them for shares of common stock) in the future at a higher value than would have been obtained by participating in the Offer. You should consult your own individual tax and/or financial advisor for assistance on how this may affect your individual situation.

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